U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   OMBAPPROVAL
                              OMB NUMBER 3235-0419
                             Expires March 31, 2000
                            Estimated average burden
                             Hours per response: 23

                                   FORM 10SB12G/A
                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                               (Amendment No. 2)

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                             ZENITH TECHNOLOGY, INC.
                     (Name of Small Business in its charter)


                NEVADA                                68-0448219
    (State or other jurisdiction of      (I.R.S. Employer Identification No.)
    Incorporation or organization)



                                409 Center Street
                             Yuba City, CA  95991
                    (Address of principal executive offices)

                   Issuer's telephone number:  (530) 790-0246
                   Issuer's facsimile number:  (530) 671-3215

Securities to be registered under Section 12(b) of the Act:   NONE
Securities to be registered under Section 12(g) of the Act:   COMMON STOCK

                             ZENITH TECHNOLOGY, INC.
                                   FORM 10-SB
                                TABLE OF CONTENTS

ITEM                                                                       PAGE
----                                                                       ----

Introduction                                                                 3

PART I

   Item 1.  Description of Business                                          3
   Item 2.  Management's Discussion and                                     12
               Analysis and Results of Operation
   Item 3.  Description of Property                                         13
   Item 4.  Security Ownership of Certain Beneficial                        13
               Owners and Management
   Item 5.  Directors, Executive Officers,                                  15
               Promoters and Control Persons
   Item 6.  Executive Compensation                                          16
   Item 7.  Certain Relationships and Related Transactions                  16
   Item 8.  Description of Securities                                       17

PART II

   Item 1.  Market Price of and Dividends on Company's                      19
               Common Equity and Related Shareholder Matters
   Item 2.  Legal Proceedings                                               19
   Item 3.  Changes in and Disagreements with Accountant                    19
   Item 4.  Recent Sale of Unregistered Securities                          19
   Item 5.  Indemnification of Directors and Officers                       20

PART F/S

    Zenith Technology, Inc.                                                 F-1
       Report of Independent Public Accountant                              F-2
       Consolidated Balance Sheet                                           F-3
       Consolidated Statement of Operations                                 F-5
       Consolidated Statement of Stockholders Investment                    F-6
       Consolidated Statements of Cash Flow                                 F-7
       Notes to Consolidated Financial Statements                           F-8



PART III

     Item 1.  Index to Exhibits and Description of Exhibits                 21

                                     PART I

                      PURPOSE OF THE REGISTRATION STATEMENT

The Company is filing this registration statement on a voluntary basis in order to: (1) provide current, public information to the investment community; and (2) to comply with the OTC Bulletin Board Eligibility Rule.

Item 1.  DESCRIPTION OF BUSINESS

COMPANY BACKGROUND
------------------

Zenith Technology, Inc. (the "Company" or "Zenith") is a Nevada corporation organized on December 2, 1998 to engage in the research and commercial development of a flat plane antenna with applications in the telecommunications industry. After extensive due diligence it was determined in 1999 that the commercial development of the proposed antenna technology would not be commercially viable. In June 2001 the Company became aware of a commercial opportunity to offer "One Plus" voice long distance service to consumers throughout the United States as a reseller utilizing the infrastructure of a Competitive Local Exchange Carrier. The Company entered into a Reseller Agreement with that carrier in June 2001 and received its first order for services in July 2001.


Prime Companies, Inc.,  our parent company, was formed in 1997 and  is   engaged
in the telecommunications business. At the time of the spin-off, it had approximately 1,280 shareholders.

Employees
---------

Zenith has its headquarters in Yuba City, California. From the time Zenith was organized through June 30, 2001, Zenith had no employees. After July 1, 2001 Zenith employed 4 part time employees, all of whom are employees of Prime.

The Business of the Company
---------------------------

Zenith Technology, Inc. was organized to engage in the research and commercial development of a flat plane antenna with applications in the telecommunications industry. After extensive due diligence into the patent for the flat plane antenna under review, it was determined in 1999 that the commercial development of the proposed antenna technology would not be commercially viable. The Company therefore never initiated operations to market the antenna. The due diligence expenses incurred were borne by Prime. In June 2001 the Company became aware of a commercial opportunity to offer "One Plus" voice long distance service to consumers and businesses throughout the United States as a reseller utilizing the infrastructure of a Competitive Local Exchange Carrier. This procedure enabled the Company to quickly enter the long distance business without the need to make any capital investment for infrastructure equipment or software. The Company entered into a Reseller Agreement with that carrier in June 2001 and received its first order for services in July 2001.


Principal Products and Markets
------------------------------

One-Plus Long Distance Service
------------------------------

Zenith offers "One Plus" voice long distance services to residential and business users throughout the United States. The One Plus service enables a caller to make a long distance telephone call without the need to enter a 7 digit carrier code, nor the need to enter a PIN (personal identification number) code, which can be as long as 15 digits. The customer authorizes us to have his local telephone company establish our carrier as the customer's long distance and local toll carrier. When this is accomplished, all local toll calls and long distance calls made by the customer are routed through our carrier's equipment, and long distance and local toll call revenue is generated by Zenith. The initial markets for the service are California, Pennsylvania, and New York. In each of these states Prime has an operating subsidiary offering Competitive Local Exchange Carrier ("CLEC") services. In California our target customers are consumers who purchase unlimited local telephone service on a prepaid basis. In Pennsylvania and New York, our target customers are businesses in rural communities who obtain high-speed internet access using wireless fixed broadband equipment and services.

New Products and Services
-------------------------

The One Plus service offered by Zenith is not new to the marketplace. The opportunity afforded Zenith is the ability to offer the service at better pricing than generally available to the customers, coupled with superior customer service and state of the art provisioning software.



REVENUES
--------

The Company did not commence operations until June 2001 and did not generate any revenues nor expenses through June 30, 2001.

Research and Development
------------------------

The Company has not had any expenditures for Research and Development. There have been no material customer sponsored research activities or expenditures.

February 26, 1999 the Company acquired certain intellectual property rights from AVE, Inc. Such property rights included research and development toward a new form of flat-plane antenna technology. The Company believed that additional research, based upon the body of existing knowledge, could have lead to development and eventual production and sale of antenna product(s). The Company believed that there may have been a viable market for such products in the DBS (direct broadcast satellite) television industry. After extensive due diligence it was determined later in 1999 that the commercial development of the proposed antenna technology would not be commercially viable.

Governmental Regulation and Approval
------------------------------------

The Company is operating as an agent reseller of voice long distance services for a CLEC with headquarters in Florida. The Company does not require governmental approval for any of its activities and has incurred no cost or expense with respect to compliance with federal, state and local environmental laws. No single customer has a material effect on the Company's operations. At this time the Company is relying upon the ability of the CLEC it has contracted with for provisioning the customers and providing One Plus voice telephone services. This single vendor may have a material effect on the Company's operations.
                                     Page 5

Current Environment in the Company's Market
-------------------------------------------

A dramatic shift in the method that long distance and local toll telephone calls are processed and completed is underway in our country. The advent of the internet has driven the cost of long distance calls down substantially from levels of just a few years ago. The developing technology of Voice over Internet Protocol ("VOIP") is driving the cost of long distance calls down to the point that large business users may in the future be able to purchase their long distance requirements at close to zero cost, not including the capital investment in equipment. Our customers in California are residential users who will not in the near term be able to obtain the benefits of the new technology. Our customers in Pennsylvania and New York will similarly not likely be able to take obtain the benefits of the new technology in the near term, as our prospective customers are in rural communities; it takes two to three years for new technology to filter down from our primary markets to the secondary and tertiary markets of our country.


The Company's Business Strategy
-------------------------------

The Zenith strategy is to build a recognized and respected brand name as a leader in One Plus voice telephone service providing superior customer service at competitive prices.



Zenith uses the Internet to interface with the CLEC infrastructure equipment for the provisioning of long distance voice telephone service to our customers.


Risk Factors That May Impact the Shareholder's Investment
---------------------------------------------------------

Shareholders of the Company should be aware that the ownership of the Company's shares involves certain investment considerations and risk factors, including those described below and elsewhere in this registration statement, which could adversely affect the value of their holdings. Neither the Company nor any other person is authorized to make any representations as to the future market value of the Company's stock.

Any Forward-looking statements contained in this registration document should not be relied upon as predictions of future events. Such statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Investors are hereby notified that such information reflects the opinions of Company management as to the future. Investors should use their own judgment as to the significance of this information to their individual investment decisions.

Investment in the Company's Common Stock must be considered speculative due to a number of risk factors including, but not limited to, the limited history of trading in the Company's Common Stock in any Public Market. See "DESCRIPTION OF SECURITIES."

Control by the Management Might Limit Independent, Public Shareholder Influence
-------------------------------------------------------------------------------

The Chief Executive Officer and the Chief Financial Officer of the Company beneficially own approximately 31% of the outstanding common stock of the Company. The remaining directors and other executive officers of Prime own approximately 4% of the outstanding common stock of the Company. Accordingly, the Chief Executive Officer and Chief Financial Officer together, or along with the Board of Directors and other executive officers of Prime, may exercise control over the Company, including control over the election of directors, the appointment of officers, and the business policies, investments and future acquisitions, if any, of the Company. Public shareholders' interests may not be fully represented alongside the differing interests of management shareholders, if any. The large percentage of shares owned by these persons may have a limiting effect on the number of shares available for trading in the secondary market, which could have an adverse effect on price and liquidity.

Absence of Necessary Financing Could Disrupt Operations, Product Development,
-----------------------------------------------------------------------------
Growth Plans
------------

The Company intends to obtain the necessary interim and long-term financing necessary to continue operations, to fund present and future product development, and to maintain the competitive position of its One Plus voice telephone products in their markets. There is no guarantee that the Company will have the financial ability to meet all of those goals. The Company expects to raise additional capital from time to time by private placements of the Company's securities and capital contributed by industry partners. To date the Company has not received any capital contributions from its industry partners. There can be no assurances that there will be any market for the Company's securities or that sufficient capital can be raised by any such private placements. If capital is not available, it may not be possible for the Company to grow existing product revenues or to operate profitably in any market. In such event, shareholders could lose their entire investment. See "MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS - Liquidity and Capital Resources".


Competitors' Strengths Could Force Price Reductions, Damage Profit Prospects
----------------------------------------------------------------------------

The markets for the Company's One Plus product is intensely competitive. The industry for example has more than many competitors and the ease of entry into the marketplace is very low. Many of the Company's present or prospective competitors have or may have substantially greater financial, technical, marketing and sales resources than the Company. There can be no assurance that the Company will be able to compete effectively in the future. If the Company is unable to compete effectively, shareholders could have a lower return on their investment or lose their entire investment.

Limited Prior Public Market and Restrictions on Free Sale of Stock May Adversely
--------------------------------------------------------------------------------
Affect Stock Value and Liquidity
--------------------------------

There is presently a limited public market for the Company's common stock and there can be no assurance that an active market will develop. The prices at which the shares trade will be determined by the market place and could be subject to significant fluctuations in response to many factors, including, among others, variations in the Company's quarterly operating results, changing economic conditions in the industries in which the subsidiaries participate, and changes in government regulations. In addition, the general stock market has in recent years experienced significant price fluctuations, often unrelated to the operating performance of the specific companies whose stock is traded. Market fluctuations, as well as economic conditions, may adversely affect the market price of the Company common stock. In the event of declining stock values and diminished liquidity, shareholders could lose their entire investment. See "MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS."


Rapid Technological Change Exposes Subsidiaries To Competitive Disadvantages,
-----------------------------------------------------------------------------
Reductions in Sales, Profits, Growth Rates, Market Acceptance
-------------------------------------------------------------


The market for the Company's One Plus product, and the services of the telecommunications industry in general, is characterized by rapid technological advances, evolving industry standards, changes in end-user requirements, and frequent new product introductions and enhancements. The introduction of hardware or software products embodying new Technology and the emergence of new standards could have an adverse effect on the Company's present One Plus product or any products under development. The Company's future success will depend upon its ability to enhance its present products as well as introduce new products that are responsive to technological developments, end-user requirements, and development market appeal. Any failure by the Company to develop new products and enhancements in a timely manner will have an adverse effect on the results of the Company's operations and could result in the Company's failure and the loss of shareholders' investment.

Absence of a Market For The Company's Electronic-Commerce Products Increases
----------------------------------------------------------------------------
Risks of Loss on Investment, Failure to Achieve Growth Targets, Difficulty in
-----------------------------------------------------------------------------
Meeting Debt Service Requirements, Diminished Investor Confidence
-----------------------------------------------------------------

If a significant market for the Company's One Plus service does not develop, the Company's business may not grow according to the Company's expectations and shareholder's prospects for capital gain will be diminished.

Competitive Pricing Pressures May Increase The Risk of Loss of Investment
-------------------------------------------------------------------------

Competitive pricing pressures might bring about a reduction in the average price of the Company's One Plus products, resulting in a decrease in revenues and gross margins. Changes in product mix and other factors might also influence prices. If price reductions occur, the Company's revenues will decline unless it is able to offset these decreases by increasing its sales volumes. In addition, in order to maintain its gross margins, the Company must develop and introduce new products and product enhancements, and it must continue to reduce the development and distribution costs of its products. There is no assurance that the Company will succeed in implementing corrective action if any of these declines occur. Failure by the Company to implement successful pricing strategies and/or to develop new products to meet these competitive pressures and/or to increase unit volumes could result in the Company's failure and the loss of shareholder's investment.

New Products May Contain Undetected Hardware and Software Errors, Increase Risk
-------------------------------------------------------------------------------
of Loss of Investment
---------------------

New products the Company develops and/or markets may contain undetected hardware and software errors, which could require significant expenditures of time and money to correct, harm its relationships with existing customers and negatively impact its reputation in the industry. If such problems should occur, and if the Company is unable to rapidly correct any such problems, there may be consequences such as:

     o    Delay  or  loss of  market  acceptance  of the  Company's  products
     o    Significant warranty or other liability claims
     o    Diversion resources from product development efforts
     o    Significant  customer  relations problems
     o    Loss of credibility in the market
     o    Inability to sell its products until any errors are corrected

Any one or any combination of these consequences could result in a significant loss in value of shareholders' investment.

Quarterly Fluctuations May Place Additional Burden on Working Capital, Need For
-------------------------------------------------------------------------------
Additional Investment
---------------------

Management believes that Zenith's sales can fluctuate based on:

   o The overall strength of the economy, timing, size and terms of customer orders
   o   Changes in customer buying patterns
   o Uncertainties associated with the introduction of any new product or product enhancement
   o The timing of the announcement and introduction of new products by the Company or its competitors
   o The mix of products sold and the mix of distribution channels through which products are sold
   o Deferrals of customer orders in anticipation of new products, services or product enhancement introduced by the Company or its competitors
   o Technological developments affecting the electronic-commerce, business-to-business, and manufacturing software markets

Any failure by the Company to obtain sufficient lines of credit to support these quarterly fluctuations, if any, could result in a decline in profitability and a loss of shareholder value.

Management of Future Acquisitions and Growth Will Require Additional Investment,
--------------------------------------------------------------------------------
May Exceed Company's Ability to Manage This Growth
--------------------------------------------------

The Company has embarked upon an ambitious growth plan including the acquisition of one or more businesses and the accumulation of capital to finance existing and acquired businesses. It will be necessary for the subsidiaries to attract, hire and maintain new employees at many levels, including senior management in order to achieve and support growth. The Company expects to include the public market for its securities as a basis for the development of key employee incentive compensation, savings, investment and retirement plans. There can be no assurance that the Company will be successful in any of these efforts, the failure of which could result in slower growth, a decline in profitability and a loss of shareholder value. See "MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS."

Loss of Key Personnel or Inability to Hire Additional Qualified Personnel Might
-------------------------------------------------------------------------------
Result in Failure of the Company to Implement its Plans
-------------------------------------------------------

Loss of the services of key management employees or inability to attract and retain qualified personnel or delays in hiring required personnel, particularly technical and sales personnel, could delay the development and introduction of, and negatively impact the Company's ability to sell its products. In addition to key management personnel, the Company's success depends on its ability to attract and retain highly skilled technical, managerial, marketing and other personnel. Competition for these personnel is intense. In recent years, there has been a strong demand for qualified skilled and unskilled employees in the areas where the Company's main operations are located, and in other areas where it operates. There is a risk that it will be unsuccessful in attracting and retaining the personnel it needs for its business. Failure to attract and retain such personnel could result in a decline in the Company's revenues and profits and a loss of investment by shareholders.

Reliance on Distribution Channel Increases Exposure From Competitors Strengths,
-------------------------------------------------------------------------------
Company's Financial Constraints
-------------------------------

The Company will rely on direct sales and independent distributors to sell its products. Distributors also represent other products that may either complement or compete directly with those of the subsidiaries. Independent choices by distributors concerning which products receive their principal attention, the development of new or enhanced products by competitors, the Company's relative ability to compete effectively with others in time-to-market comparisons and a large number of factors under the control of competitors and independent distributors may adversely effect the Company's future operating results. Failure to attract and retain good distributors and/or to implement more direct marketing efforts could result in a decline in the Company's revenues and profits and a loss of investment by shareholders.

Contingent Stock Issuances Might Increase Shareholder Dilution While Values
---------------------------------------------------------------------------
Could Decline
-------------

Revenue and net income increases, if any, may obligate the Company to issue additional shares under future acquisition agreements. This increases the risk of dilution in shareholder value and imposes a risk of complete loss of shareholder value unless this factor is reversed or offset by the infusion of new capital.


FORWARD-LOOKING STATEMENTS
--------------------------

This Registration Statement of Zenith Technology, Inc. includes forward- looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "1934 Act"). These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," "consider," or similar expressions are used.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Company's future results and stockholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the Company's ability to control or predict. For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in Section 21E of the 1934 Act1. This protection does not apply to statements made in an initial public offering. The Company will comply with its reporting requirements after this registration statement becomes effective.

Reports to Security Holders
---------------------------

The Company intends to provide all of its shareholders with an annual report of the Company's operations including comparative audited financial statements for the years ended December 31, 2000 and 1999, and for the six months ended June 30, 2001.

The public may read and copy any materials that the Company has on file with the Securities and Exchange Commission ("SEC") at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC's Internet site address is http://www.sec.gov. Prior to the date of this registration, the Company has not filed reports with the Securities and Exchange Commission. However, the Company will file such reports following the effectiveness of this registration statement.

The Company's Internet site address is http://www.zenith-technology.com
                                       --------------------------------

Item 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS
-----------------------------------------------------------------------

Overview
--------

The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and notes, thereto and the other financial information appearing elsewhere in this filing. In addition to historical information, the following discussion and other parts of this filing contain forward-looking information that involves risks and uncertainties. The Company's actual results could differ materially from those anticipated by such forward-looking information due to competitive factors, risks associated with the Company's expansion plans and other factors discussed herein.

The Company was incorporated on December 2, 1998 to engage in the research and commercial development of a flat plane antenna with applications in the telecommunications industry. After extensive due diligence it was determined in 1999 that the commercial development of the proposed antenna technology would not be commercially viable. No operations were commenced relative to the development of the antenna. From late 1999 through the first half of 2001, the Company was seeking an opportunity in the telecommunications industry to complement the services offered by its parent company, Prime. In May 2001 the Company became aware of a commercial opportunity to offer "One Plus" voice long distance service to consumers throughout the United States as a reseller utilizing the infrastructure of a Competitive Local Exchange Carrier. The Company entered into a Reseller Agreement with that carrier in June 2001 and received its first order for services in July 2001.

During the years ended December 31, 2000 and December 31, 1999, the Company did not conduct any operations, generated no revenues, and incurred no operating expenses. Administrative expenses to maintain the current status of the corporation in Nevada were borne by the parent company, Prime.

In June 2001 the Company entered into an agreement with a Competitive Local Exchange Carrier, based in Florida, to enable to Company to offer One Plus voice long distance and local toll call telephone service to customers anywhere in the United States. The Company received its first order for One Plus long distance service in July 2001.



RESULTS OF OPERATIONS
---------------------
YEARS ENDED DECEMBER 31, 2000 AND 1999, AND THE SIX MONTHS ENDED JUNE 30, 2001
------------------------------------------------------------------------------

The Company did not commence commercial operations until July 2001 and has had no revenues. The Company did, however, have organization expenses during 1999 of $55,319 and $134 during 2000. The organization expenses were funded by the parent company, Prime. Those expenses are reflected as an intercompany liability to or capital contribution by Prime. The cash payments for these expenses were paid directly by Prime.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

The Company's cash position as of June 30, 2001 was $0, as the Company had not yet commenced commercial operations, nor raised any investor funds.

The Company's working capital as of June 30, 2001 was a $0 as the Company had not yet commenced commercial operations, nor raised any investor funds.

The Company had no assets and no liabilities as of June 30, 2001, as the Company had not yet commenced commercial operations, nor raised any investor funds.

Shareholder's Equity as of June 30, 2001 was $0, as the Company had not yet commenced commercial operations, nor raised any investor funds.

Management believes that funds will be available from the parent company, Prime, to initially conduct operations, and to satisfy its short term 2001 and 2002 operating requirements in the present mode of operation. In order to meet long-term cash flow requirements and to increase the levels of expenditure relating to product development of One Plus product, the Company will seek to raise an aggregate of $5,000,000 through a private placement of shares of the Company's common stock. There can be no assurances that this effort to raise additional working capital will be successful and in the event that the Company is not successful, its ability to aggressively market its One Plus product will be limited. Any failure by the Company to develop new products and enhancements in a timely manner will have an adverse affect on the results of the Company's operations and could result in the Company's failure and the loss of shareholders' investment.

Item 3.  DESCRIPTION OF PROPERTY

All of the operations of the Company and its subsidiaries are conducted from office space shared with the parent company, Prime, at 409 Center Street, Yuba City, California. The Company has no short term nor long term lease obligations.

Item 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of July 31, 2001, the authorized capital stock of the Company consists of one hundred million (100,000,000) shares of common stock, par value one ten thousandth of a cent ($.0001) per share, of which twenty eight million six hundred ninety three thousand six hundred eighty three (28,693,683) shares are validly issued, fully paid, non-assessable and outstanding and none of which are issued in violation of the preemptive rights of any shareholder.

During 1999 and the Company offered and issued ten thousand shares of the Company's common stock to Prime Companies, Inc. On July 26, 2001 the Company's Board of Directors and the sole shareholder authorized an increase in the authorized number of common shares from ten million to one hundred million. Also on July 26, 2001 the Board of Directors approved a 2,869.3683 for one stock split, resulting in 28,693,683 shares outstanding. The Board of Directors and the sole shareholder on July 26, 2001 also authorized the Company to distribute 2,869,366 common shares of the Company ("Spin-off Shares") pro-rata to the more than 1,200 individual shareholders of Prime as a dividend-in-kind. There was no consideration paid in cash or otherwise by Prime shareholders for the Common Stock. There was no underwriter, and no commissions or fees that were paid. The securities were issued without registration under the Securities Act of 1933 (the "1933 Act") pursuant to Staff Legal Bulletin No. 4 dated September 16, 1997 and No-Action letters promulgated by the Securities and Exchange Commission ("SEC") relating to a "spin-off" transaction. As a result, the Company became separate from and no longer a wholly-owned subsidiary of Prime by virtue of a distribution of 10% of its shares to the shareholders of Prime.


The reasons why Prime spun off 10% of its ownership to its approximately 1,280 shareholders are:

1) To provide access to financing for the development of 'one-plus' voice long distance service throughout the USA. The parent was unable to obtain funding for this aspect of its business, as it was a very small component of the parent's projected operations.

2) To provide Zenith employees with common stock incentives, based upon each employee's contribution to the success of the voice long distance business.

3) To enable and enhance the opportunity to facilitate Zenith's ability to conduct business with competitors of the parent company. The spin-off would also facilitate Zenith's ability to obtain agent or reseller status from CLEC (Competitive Local Exchange Carrier) competitors of the parent.

See "RECENT SALES OF UNREGISTERED SECURITIES".


The following table sets forth, as of June 30, 2001 pro-forma after the effect of the spin-off, the beneficial ownership of the Company's outstanding shares of Common Stock by (i) the only persons who own of record or are known to own, beneficially, more than 5% of the Company's Common Stock; (ii) each director of the Company, (iii) each executive officer of the Company; and (iv) all directors and executive officers as a group.



               Name of          Amount and
Title of       Beneficial       Nature of
Class          Owner            Interest     Percentages      Address
---------------------------------------------------------------------------
Common Stock                                            409 Center Street
Par Value                                               Yuba City, CA 95991
$0.0001        Stephen Goodman     477,846     1.7%

Common Stock                                            409 Center Street
Par Value                                               Yuba City, CA 95991
$0.0001        Adrian Lima         124,483     0.4%

Common Stock                                            409 Center Street
Par Value                                               Yuba City, CA 95991
$0.0001        Norbert Lima        388,302     1.4%

Common Stock                                            155 Montgomery St. #609
Par Value                                               San Francisco, CA 94104
$0.0001        Irving Pfeffer      200,874     0.7%

Common Stock                                            120 W 45 Street
Par Value                                               New York, NY 10036
$0.0001        David Shaw          203,074     0.7%

Common Stock                                            409 Center Street
Par Value      Prime Companies,                         Yuba City, CA 95991
$0.0001        Inc.             25,824,317    90.0%

Common Stock   All Directors
Par Value      and Officers
$0.0001        as a Group          990,631     3.5%

--------------------------------------------------------------------------------

Item 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers
--------------------------------

The Board of Directors of the Company currently consists of two members. The current members of the Board of Directors and the executive officers of the Company are:

NAME                   AGE    DIRECTOR SINCE             POSITION
----                   ---    --------------             --------
Norbert Lima            56         1999               Chief Executive Officer
                                                      Director

Stephen Goodman         57         1999               Chief Financial Officer
                                                      Corporate Secretary
                                                      Director


The following is a brief description of the business background of the executive officers and directors of Zenith.


Norbert Lima has been President and CEO and Director for Zenith and Prime since August 1999. Mr. Lima has over thirty years of telecommunications experience, and is responsible for implementing Zenith's and Prime's operational systems across multiple markets. Mr. Lima founded and operated NACC-Tel, a California interconnect company, from 1984-1994, where he served as Sales Manager, Technical Services Engineer, and Installation Manager. NACC-Tel merged with Pagers Plus Cellular in 1994, whereby Mr. Lima served as Vice President of Engineering, responsible for RF engineering and construction of 220 MHz systems throughout the US. Under Mr. Lima's direction, Pagers Plus successfully constructed 150 five-channel 220 MHz systems throughout various states. In early 1998, Mr. Lima re-purchased NACC-Tel, along with certain assets of Pagers Plus Cellular, which was subsequently acquired by Prime in 1999, and will remain in operation as its wholly owned subsidiary.

Mr. Lima worked in various positions for Pacific Telephone for nineteen years, most recently as Engineering Manager from 1981-1983. From 1979-1981, Mr. Lima was District Manager of Construction, where he was responsible for five construction divisions with 275 subordinates and an operating budget of approximately US$16,000,000 per annum. Mr. Lima's career has taken him through multiple levels of the large telecom company, as he also spent eight years as Outside Plant Engineer, where he had responsibilities of planning and designing pole lines, conduit structures, and underground/building cables. Mr. Lima's success enabled his promotion to Engineering Manager, where he became a supervisor for several Outside Plant Engineers, and then Staff Manager from 1978-1979, where he was responsible for conducting Outside Plant Engineering Reviews throughout the states of California and Nevada. Mr. Lima received his BS in Industrial Technology-Electronics and his BA in Public Administration from Fresno State University in 1970.

Stephen Goodman has been Chief Financial Officer, Secretary, Treasurer, and Director for Zenith and Prime since August 1999. Mr. Goodman has worked in the telecommunications industry for over eight years, serving as President for both Secure Cellular, Inc. and Pagers Plus Cellular, of San Francisco, from 1992-1999. Mr. Goodman had been responsible for the strategic direction of the companies, and led the company to be named the 25th fastest-growing company in the San Francisco Bay area in 1996. Mr. Goodman developed, structured, and negotiated the majority of the business for the company, which provides prepaid cellular telephone services, prepaid wireless services, and telephone systems to both consumer and corporate customers throughout California.

Mr. Goodman is skilled in banking and finance, having accumulated over thirty years working for various organizations. Mr. Goodman was President of Contra Costa Financial Services, Inc. from 1989-1992, where he owned and managed this commercial and residential mortgage brokerage/banking firm. Mr. Goodman was involved with the FCC while at Contra Costa Financial Services, Inc., applying to participate in the lottery for a new spectrum of Specialized Mobile Radio licenses. From 1985-1989, Mr. Goodman worked for various savings & loan companies, and from 1977-1985 he served as President of Bay Capital Corporation & House of Money. Mr. Goodman worked in financial public relations on Wall Street from 1969-1970 and as a stockbroker for Loeb, Rhoades & Company from 1965-1966. Mr. Goodman served as Lieutenant Junior Grade in the US Coast Guard from 1966-1969. Mr. Goodman received his JD from William Howard Taft University in 1995, passing the California Baby Bar in 1992. Mr. Goodman received his BS in Economics from the University of Pennsylvania-Wharton School in 1965, and received his MBA with distinction in Finance from New York University in 1969.


All Directors' terms of office extend until the annual meeting of the Company's shareholders following their election and until successors are elected and qualified. Executive officers of the Company are elected annually and hold office until their respective successors have been elected and qualified or until death, resignation or removal by the Board of Directors. There are no family relationships between any of the Directors and executive officers, and there are no agreements or understandings pursuant to which any Director or executive officer is elected.


Board Committees
----------------

The Board of Directors presently has no standing committees. The Board acts as a whole on all matters coming before it.

Compensation of Directors
-------------------------

The Company presently does not compensate its Board of Directors for any services provided as a director.

Item 6.   EXECUTIVE COMPENSATION
          ----------------------

The Company presently does not compensate its Executive Officers for any services provided.

The Company may adopt employee stock option or other incentive plans in the future for key employees.

Item 7.      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
             ----------------------------------------------

There are no related party transactions with the Company or its affiliates commonly owned by Prime.

Item 8.        DESCRIPTION OF SECURITIES
               -------------------------

Common Stock
------------

The Company is authorized to issue 100,000,000 shares of Common Stock, $0.0001 par value, of which 28,693,683 shares are outstanding as of July 31, 2001. The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.

      Nevada General Corporation Law ("NGCL").
      ---------------------------------------

The terms of Chapter 78 of the NGCL apply to the Company since it is a Nevada corporation. Under certain circumstances, the following selected provisions of the NGCL may delay or make more difficult acquisitions or changes of control of the Company. The Articles and By-laws do not exclude the Company from such provisions of the NGCL. Such provisions also may have the effect of preventing changes in the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

      Control Share Acquisitions.
      --------------------------

Pursuant to Sections 78.378 to 78.3793 of the NGCL, an "acquiring person" who acquires a "controlling interest" in an "issuing corporation" may not exercise voting rights on any "control shares" unless such voting rights are conferred by a majority vote of the disinterested stockholders of the issuing corporation at a special meeting of such stockholders held upon the request and at the expense of the acquiring person. In the event that the control shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any stockholder, other than the acquiring person, who does not vote in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of his or her shares, and the corporation must comply with the demand. For purposes of the above provisions, "acquiring person" means (subject to certain exceptions) any person who, individually or in association with others, acquires or offers to acquire, directly or indirectly, a controlling interest in an issuing corporation. "Controlling interest" means the ownership of outstanding voting shares of an issuing corporation sufficient to enable the acquiring person, individually or in association with others, directly or indirectly, to exercise (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority and/or (iii) a majority or more of the voting power of the issuing corporation in the election of directors. Voting rights must be conferred by a majority of the disinterested stockholders as each threshold is reached and/or exceeded. "Control shares" means those outstanding voting shares of an issuing corporation that an acquiring person acquires or offers to acquire in an acquisition or within 90 days immediately preceding the date when the acquiring person became an acquiring person. "Issuing corporation" means a corporation that is organized in Nevada, has 200 or more stockholders (at least 100 of whom are stockholders of record and residents of Nevada) and does business in Nevada directly or through an affiliated corporation. The above provisions do not apply if the articles of incorporation or bylaws of the corporation in effect on the 10th day following the acquisition of a controlling interest by an acquiring person provide that said provisions do not apply. As noted above, the Articles and Bylaws do not exclude the Company from the restrictions imposed by such provisions.

      Certain Business Combinations.
      -----------------------------

Sections  78.411 to 78.444  of the NGCL  restrict  the  ability  of a  "resident domestic corporation" to engage in any combination with an "interested stockholder" for three years after the interested stockholder's date of acquiring the shares that cause such stockholder to become an interested stockholder, unless the combination or the purchase of shares by the interested stockholder on the interested stockholder's date of acquiring the shares that cause such stockholder to become an interested stockholder is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, the interested stockholder may effect a combination after the three-year period only if such stockholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria. For purposes of the above provisions, "resident domestic corporation" means a Nevada public corporation that has 200 or more stockholders. "Interested stockholder" means any person, other than the resident domestic corporation or its subsidiaries, who is (i) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (ii) an affiliate or associate of the resident domestic corporation and, at any time within three years immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation. The above provisions do not apply to corporations that so elect in a charter amendment approved by a majority of the disinterested shares. Such a charter amendment, however, would not become effective for 18 months after its passage and would apply only to stock acquisitions occurring after its effective date. As noted above, the Articles and Bylaws do not exclude the Company from the restrictions imposed by such provisions.

      Rights and Options.
      ------------------

Section 78.200 of the NGCL provides that a corporation may create and issue, whether in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options for the purchase of shares of stock of any class of the corporation, to be evidenced by such instrument as is approved by the board of directors. The terms upon which, the time or times, which may be limited or unlimited in duration, at or within which, and the price at which, any such shares may be purchased from the corporation upon the exercise of any such right or option must be fixed and stated in the Articles or in a resolution adopted by the board of directors providing for the creation and issuance of such rights or options, and, in every case, set forth or incorporated by reference in the instrument evidencing the rights or options.


      Directors' Duties.
      -----------------

Section 78.138 of the NGCL allows directors and officers, in exercising their respective powers with a view to the interests of the corporation, to consider the interests of the corporation's employees, suppliers, creditors and customers, the economy of the state and the nation, the interests of the community and of society and the long and short-term interests of the corporation and its stockholders, including the possibility that these interests may be best served by the continued independence of the corporation. Directors may resist a change or potential change in control if the directors, by a majority vote of a quorum, determine that the change or potential change is opposed to or not in the best interest of the corporation upon consideration of the interests set forth above or if the board has reasonable grounds to believe that, within a reasonable time, the debt created as a result of the change in control would cause the assets of the corporation or any successor to be less than the liabilities or would render the corporation or any successor insolvent or would lead to bankruptcy proceedings.

                                     PART II

Item 1.    MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND
           ----------------------------------------------------------------
           RELATED SHAREHOLDER MATTERS
           ---------------------------

The Company's Common Stock has never been publicly traded and at the time of this filing, is not publicly traded. The Company intends to apply to have the Common Stock traded on the OTC Bulletin Board immediately upon the effectiveness of this Registration Statement. No assurance can be given that such application will be approved and, if approved, that an active trading market for the Common Stock will be established or maintained.

None of the holders of any shares of Common Stock of the Company are entitled to any registration rights.

The Company has not paid any dividends on its Common Stock and intends to retain all earnings for use in its operations and to finance the development and the expansion of its business. It does not anticipate paying any dividends on the Common Stock in the foreseeable future. The payment of dividends is within the discretion of the Company's Board of Directors. Any future decision with respect to dividends will depend on future earnings, future capital needs and the Company's operation and financial condition, among other factors.

As of July 31, 2001, there were approximately 1,200 holders of record of the Company's common stock.

Item 2.     LEGAL PROCEEDINGS
            -----------------

Neither the Company nor any of its subsidiaries are involved in any legal proceedings the resolution of which would have a material adverse effect on the business or financial condition of the Company.

Item 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANT
            --------------------------------------------

The Company has not changed its independent auditor within the Company's last two fiscal years or has not experienced disagreements on any matter of accounting principles or procedures or financial statement disclosures within the Company's last two fiscal years.


Item 4.     RECENT SALES OF UNREGISTERED SECURITIES
            ---------------------------------------

The Company was organized on December 2, 1998 to commercially develop a patent on a flat plane antenna which could have applications in the telecommunications industry. At inception, the Company was a wholly-owned subsidiary of Prime Companies, Inc. On July 26, 2001 Prime authorized the Company to distribute 2,869,366 common shares of the Company ("Spin-off Shares") pro-rata to the more than 1,200 individual shareholders of Prime as a dividend-in-kind; and as a result of this distribution, the Company became separate from and was no longer a wholly-owned subsidiary of Prime.

There was no consideration paid in cash or otherwise by Prime shareholders for the Common Stock. There was no underwriter, and no commissions or fees that were paid. The securities were issued without registration under the Securities Act of 1933 (the "1933 Act") pursuant to Staff Legal Bulletin No. 4 dated September 16, 1997 and No-Action letters promulgated by the Securities and Exchange Commission ("SEC") relating to a "spin-off" transaction. The Company has not claimed an exemption (other than compliance with Staff Legal Bulletin No. 4) as it does not consider the transaction to have been a sale.

The Spin-off Shares issued to the 1,200 individual shareholders of Prime, excluding control persons affiliated with Prime, do not carry restrictive legends. Generally, securities issued without registration under the 1933 Act are restricted and therefore subject to limitations on the ability of the holder to resell. Restricted shares may be sold only upon registration under the 1933 Act, pursuant to the provisions of Rule 144 or under some other exemption.

In general, under Rule 144, a person (or persons) whose shares are aggregated who has beneficially owned his or her restricted shares for at least one year, including persons who may be deemed "affiliates" of the Company, as that term is defined under the 1933 Act, would be entitled to sell within any three month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock or the average weekly trading volume in the over the counter market during the four calendar weeks preceding such sale. The sales also would be subject to the requirement that there be current information publicly available and that the issuer has filed all required  reports  under  the  1934  Act.  As  a  reporting  company  when  this registration statement becomes effective, the Company will satisfy this requirement. Equivalent information may be available through other sources (annual reports and press releases) prior to the time the Company's securities are registered. The sales must also be broker sales when the broker simply executes a sale, does not solicit offers to purchase and receives no more than the normal commission. In addition, a person who is deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale by such person, and who has owned his or her restricted shares for at least two years, would be entitled to sell such shares under Rule 144 at any time without regard to the volume limitations and availability of public information.


Item 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS
            -----------------------------------------

The Articles of the Company waive the personal liability of a director or officer for damages for breach of fiduciary duty except for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (ii) the payment of distributions in violation of Section 78.300 of the NGCL, which concerns the unlawful payment of distributions to stockholders.

While the Articles provide directors and officers with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, the Articles will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director or officer's breach of his or her duty of care.

The Bylaws provide for indemnification of the directors and officers of the Company to the fullest extent permitted by applicable state law, as then in effect. The indemnification rights conferred by the Bylaws are not exclusive of any other right to which a person seeking indemnification may otherwise be entitled. The Company will also provide liability insurance for the directors and officers for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers and will enter into an indemnification agreement with each of its directors. Under its form of indemnification agreement, the Company agrees to indemnify its directors against all expenses, liability or losses incurred by the directors in their capacity as such: (i) to the fullest extent permitted by applicable law; (ii) as provided in the Bylaws as in effect on the date of such agreement; and (iii) in the event the Company does not maintain the aforementioned insurance or comparable coverage, to the full extent provided in the applicable policies as in effect on the date of such agreement (the Company's obligations described in (ii) and (iii) being subject to certain exceptions). Contractual rights under such indemnification agreements are believed to provide the directors more protection than the Bylaws, which are subject to change.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the small business issuer (the Company) pursuant to the foregoing provisions, or otherwise, the small business issuer (the Company) has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

                                    PART F/S
                                    --------

The following financial statements of the Company are included herein:

                                                                      Page No.
                                                                      --------

Zenith Technology, Inc.
-----------------------

     Report of Independent Auditors                                       F-1

     Balance Sheet                                                        F-2

     Statements of Operations                                             F-3

     Statement of Stockholders' Equity                                    F-4

     Statements of Cash Flows                                             F-5

     Notes to Financial Statements                                        F-6

                            ZENITH TECHNOLOGY, INC.
                         A DEVELOPMENT STAGE ENTERPRISE
                              FINANCIAL STATEMENTS
         AS OF JUNE 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 AND 1999
             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
Zenith Technology, Inc.
Yuba City, California


We have audited the accompanying consolidated balance sheet of Zenith Technology, Inc. (a development stage enterprise) as of December 31, 2000, and the related statements of operations, stockholders' equity (deficit) and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zenith Technology, Inc. as of December 31, 2000, and the results of its operations and its cash flows for the two years then ended in conformity accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has incurred net losses from operations and has had negative cash flows from operations, and has a net capital deficiency. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/STONEFIELD JOSEPHSON, INC.


STONEFIELD JOSEPHSON, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Santa Monica, California
August 28, 2001

                                    PART I FINANCIAL INFORMATION
                                     Item 1 Financial Statements
                                     ---------------------------



Balance Sheet
Zenith Technology, Inc.
A Development Stage Enterprise

ASSETS                                                               June 30, 2001     December 31,     December 31,    December 31,
                                                                       (unaudited)         2000             1999             1999
Current Assets
    Cash and cash equivalents                                        $         --        $     --        $     --        $     --
                                                                     ---------------------------------------------------------------
         Total Current Assets                                                  --              --              --              --
                                                                     ---------------------------------------------------------------
TOTAL ASSETS                                                         $         --        $     --        $     --        $     --
                                                                     ===============================================================
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
    Accounts Payable                                                           --              --              --              --
                                                                     ---------------------------------------------------------------
         Total Current Liabilities                                             --              --              --              --

Due to Prime Companies, Inc.                                                  5,553           5,553           5,419             100

Stockholders' Equity
    Common Stock, $.0001 par value, 100,000,000 authorized
         28,693,683 issued and outstanding, as adjusted for
         stock split July 2001                                                2,869           2,869           2,869            --
    Additional paid-in capital                                               47,131          47,131          47,131            --
    Accumulated Deficit                                                     (55,553)        (55,553)        (55,419)           (100)
                                                                     ---------------------------------------------------------------
         Total Stockholders' Deficit                                         (5,553)         (5,553)         (5,419)           (100)
                                                                     ---------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                           $         --        $     --        $     --        $     --
                                                                     ===============================================================

The  accompanying  notes are an integral  part of these financial statements.


Statements of Operations
Zenith Technology, Inc.
A Development Stage Enterprise
                                                                                                                Period from
                                                                                                                Inception on
                                                    Six months           Year                Year             December 2, 1998
                                                      ended              ended               ended                 through
                                                 June 30, 2001     December 31, 2000   December 31, 1999     December 31, 2000
                                                 -------------     -----------------   -----------------     -----------------
                                                   (unaudited)
Sales revenues                                   $       --          $       --           $       --           $       --

Cost of sales                                            --                  --                   --                   --
                                                 -----------------------------------------------------------------------------
Gross profit                                             --                  --                   --                   --

Selling, general & administrative expenses               --                  --                   --                   --

Organization Expense                                     --                   134               55,319               55,553
                                                 -----------------------------------------------------------------------------
Income (loss) from operations                            --                  --                   --                   --

Interest income                                          --                  --                   --                   --

Interest expense                                         --                  --                   --                   --
                                                 -----------------------------------------------------------------------------
(Loss) before taxes and extraordinary item               --                  (134)             (55,319)             (55,553)

Income taxes                                             --                  --                   --                   --
                                                 -----------------------------------------------------------------------------
Net (loss)                                               --                  (134)             (55,319)             (55,553)
                                                 =============================================================================
Basic & diluted per share information:


     Net (loss)                                  $       --          $       --           $       --           $       --
                                                 =============================================================================
Adjusted Weighted Average Shares                   28,693,683          28,693,683           28,693,683           28,693,683
                                                 =============================================================================


The  accompanying  notes are an integral  part of these financial statements.



Zenith Technology, Inc.
Statement of Stockholders' Equity (Deficit)
A Development Stage Enterprise


                                        Common Stock
                            -----------------------------------------       Additional Paid         Retained
                               Shares                  Amount                 In Capital            Earnings
                            ----------------------------------------------------------------------------------
Balance, December 2, 1998         --               $      --               $      --              $       --

Net (loss)                        --                      --                      --                     (100)
                            ----------------------------------------------------------------------------------
Balance, January 1, 1999          --                      --                      --                     (100)

Capital Contributions, as
adjusted for stock split -
see note 3                  28,693,683                   2,869                  47,131
Net (loss)                        --                                                                  (55,319)
                            ----------------------------------------------------------------------------------
Balance, December 31, 1999  28,693,683                   2,869                  47,131                (55,419)
                            ----------------------------------------------------------------------------------

Net (loss)                                                                                               (134)
                            ----------------------------------------------------------------------------------
Balance, December 31, 2000  28,693,683                   2,869                  47,131                (55,553)
                            ----------------------------------------------------------------------------------
Net income (loss)
                            ----------------------------------------------------------------------------------
Balance June 30, 2001       28,693,683             $     2,869             $    47,131            $   (55,553)
                            ----------------------------------------------------------------------------------




The  accompanying  notes are an integral  part of these financial statements.




Statements of Cash Flows
Zenith Technology, Inc.
A Development Stage Enterprise
                                                                                                                   Period from
                                                                                                                  Inception on
                                                                 Six months ended   Year ended    Year ended    December 2, 1998
                                                                   June 30, 2001    December 31,  December 31,       through
                                                                    (unaudited)        2000          1999       December 31, 2000
                                                                 ----------------------------------------------------------------
Cash Flows from Operating Activities
         Net (loss)                                                $      --         $   (134)      $(55,319)       $(55,553)
                                                                 ----------------------------------------------------------------
             Net Cash provided by (used in) operating activities          --             (134)       (55,319)        (55,553)
                                                                 ----------------------------------------------------------------
Cash Flows from Investing Activities
          Purchases of Property and Equipment                             --             --             --              --
                                                                 ----------------------------------------------------------------
             Net Cash used in investing activities                        --             --             --              --
                                                                 ----------------------------------------------------------------
Cash Flows from Financing Activities
         Capital Contribution from Parent Company                         --             --           50,000          50,000
         Advances from Parent Company                                                     134          5,319           5,553
                                                                 ----------------------------------------------------------------
             Net Cash provided by financing activities                    --              134         55,319          55,553
                                                                 ----------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS               $      --         $   --         $   --          $   --

CASH AND CASH EQUIVALENTS, beginning of period                     $      --         $   --         $   --          $   --
                                                                 ----------------------------------------------------------------
CASH AND CASH EQUIVALENTS, end of period                           $      --         $   --         $   --          $   --
                                                                 ================================================================


The  accompanying  notes are an integral  part of these financial statements.

Zenith Technology, Inc.
A Development Stage Enterprise
Notes to Financial Statements

1.          FINANCIAL STATEMENTS
            ------------------------------

Basis of Presentation - The Company was organized on December 2, 1998 under the laws of the State of Nevada, as Zenith Transportation, Inc. The Company changed its name from Zenith Transportation, Inc. to Zenith Technology, Inc. on February 3, 1999. The Company was inactive for approximately 2 and one-half years.

The Company is a development stage company as defined in the Statement of Financial Accounting Standards No. 7 and has had no operations through June 30, 2001.

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. This factor raises substantial doubt about the Company's ability to continue as a going concern.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company uses the liability method of accounting for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes."

The Company computes net income (loss) per share following SFAS No. 128, "Earnings Per Share". Under the provisions of SFAS No. 128, basic net income
(loss) per share is computed by dividing the net income (loss) available to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period.

Since inception, the parent company, Prime Companies, Inc., has funded the cash requirements of the Company. The Company owes Prime $5,553 as of June 30, 2001. There have been no other related party transactions.

The Company has not entered into any lease nor rental agreements. The Company has no commitments that are not disclosed in the related financial statements.

The balance sheet as of June 30, 2001, the related statement of operations for the six months ended June 30, 2001, and cash flow for the six months ended June 30, 2001 have been prepared by the Company without audit. In the opinion of management, the financial statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position of Zenith Technology, Inc. as of June 30, 2001, the results of their operations for The six months ended June 30, 2001, and their cash flow for the six months ended June 30, 2001. The results of operations for the six months ended June 30, 2001 are not necessarily indicative of the results to be expected for the entire fiscal year ending December 31, 2001.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.


2.     Retroactive Effect of Stock Split
       ----------------------------------

We have given retroactive effect in these financial statements to the stock split disclosed in the following note and issued in July 2001.


3.     Subsequent Events
       ------------------

From December 2, 1998 through June 30, 2001, the Company was a wholly-owned subsidiary of Prime Companies, Inc. ("Prime") and conducted no business operations. On July 26, 2001 the Company had 10,000 common shares outstanding, all owned by Prime Companies, Inc. On July 26, 2001, the Board of Directors and sole shareholder authorized a 2,869.3683 for one stock split and authorized the Company to distribute 2,869,366 common shares of the Company ("Spin-off Shares") pro-rata to approximately 1,280 individual shareholders of Prime as a dividend-in-kind. There was no consideration paid in cash or otherwise by Prime shareholders for the Common Stock. There was no underwriter, and no commissions or fees that were paid. The securities were issued without registration under the Securities Act of 1933 (the "1933 Act") pursuant to Staff Legal Bulletin No. 4 dated September 16, 1997 and No-Action letters promulgated by the Securities and Exchange Commission ("SEC") relating to a "spin-off" transaction. As a result, the Company became separate from and no longer a wholly-owned subsidiary of Prime by virtue of a distribution of 10% of its shares to shareholders of Prime. This had the effect that every Prime shareholder as of July 31, 2001 received 1 share of Zenith for every 10 shares of Prime. There were no fractional shares of Zenith issued.

Management recognizes that the Company must generate additional resources to enable it to continue operations. The Company intends to begin recognizing revenue during the latter half of the year 2001. There can be no assurance that the Company will achieve profitability or positive cash flow. If expected revenues do not result in positive cash flow, the Company will not be able to meet its obligations and will have to cease operations.

The Company, a development stage company, plans to provide "one plus" long distance voice telephone service to residential and commercial customers.

                                   SIGNATURES

In accordance with Section 12 of the Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized this 10th day of September, 2001.

                                    ZENITH TECHNOLOGY, INC.

                                    By (Signed by Norbert Lima)
                                        Norbert Lima
                                        Chief Executive Officer, Director

                                    By (Signed by Stephen Goodman)
                                        Stephen Goodman
                                        Chief Financial Officer, Director